Exhibit 13(l)

NON-STANDARD WAIVER AGREEMENT

JANUS HENDERSON OVERSEAS FUND

March 7, 2023

Janus Investment Fund

151 Detroit Street

Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement provides for compensation payable to Janus Henderson Investors US LLC (the “Adviser”) with respect to Janus Henderson Overseas Fund (the “Fund”). This letter (the “Agreement”) is to inform you that the Adviser will waive and/or reimburse the net total annual fund operating expenses (excluding any performance fee adjustments, shareholder servicing fees, such as transfer agency fees (including out-of-pocket costs), networking/omnibus fees payable by any share class, brokerage commissions, interest, dividends, taxes, acquired fund fees and expenses, and extraordinary expenses) for Class C, Class R, and Class D Shares of the Fund for at least a one-year period commencing on or about June 2, 2023, to the extent such net total annual fund operating expenses exceed 1.95%, 1.54%, and 0.95%, respectively.

Notwithstanding the above, this Agreement shall not modify the Adviser’s obligations under the expense limitation letter agreement between the Trust and the Adviser on behalf of the Fund dated March 6, 2023.

For the avoidance of doubt, the Adviser may not recover from the Fund amounts previously waived pursuant to this Agreement.

This waiver/reimbursement will continue in effect for at least a one-year period commencing on or about June 2, 2023, unless otherwise terminated, revised or extended by the Trustees of the Trust. This waiver/reimbursement may be terminated at any time by the Trustees of the Trust, and may be amended only if such amendment is approved by the Trustees of the Trust.

JANUS HENDERSON INVESTORS US LLC			JANUS INVESTMENT FUND

By:	/s/ Jesper Nergaard	By:	/s/ Abigail Murray
Name: Jesper Nergaard			Name: Abigail Murray
Title: Vice President and Head of US Fund Administration			Title: Vice President, Chief Legal Counsel, and Secretary